Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Just Energy Group Inc. (“Just Energy” or the “Company”) 80 Courtneypark Dr. West, Units 3 and 4

Mississauga, Ontario L5W 0B3

Item 2 - Date of Material Changes:

March 19, 22 and 23, 2021

Item 3 – News Release:

News releases with respect to the material changes summarized in this material change report were issued by the Company on March 19, 22 and 23, 2021, through the facilities of GlobeNewswire. Copies of the news releases have been filed on SEDAR and are available under Just Energy’s profile at www.sedar.com.

Item 4 – Summary of Material Change:

On March 19, 2021, the Company announced that it had given notice to the Toronto Stock Exchange (the “TSX”) that the Company will voluntarily delist its common shares from the TSX.

Additionally, on March 19, 2021, the Company announced that the Ontario Superior Court of Justice (Commercial List) (the “Court”) had, among other things, extended the Company’s protection under the Companies’ Creditors Arrangement Act (“CCAA”) and related order in the United States to June 4, 2021. The Court also approved a support agreement between Just Energy and its existing senior lenders under the Company’s credit facility.

On March 22, 2021, the Company announced that it had given notice to the New York Stock Exchange (the “NYSE”) that the Company will not appeal the previously announced recommendation by NYSE staff that the Company be delisted after receiving creditor protection under the CCAA from the Court and under Chapter 15 in the United States. As a result, the Company’s common shares were immediately suspended from trading on the NYSE. Just Energy also announced that it has applied to the TSX Venture Exchange (the "TSX-V") to list the Company’s common shares.

On March 23, 2021, the Company announced that its common shares will commence trading on the OTC Pink Market as of March 23, 2021 under the ticker symbol “JENGQ”.

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Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On March 19, 2021, the Company announced that it had given notice to the TSX that the Company will voluntarily delist its common shares from the TSX. This action is being taken by the Company in response to the TSX notifying the Company that the TSX would be conducting a review of the eligibility for continued listing on TSX of the Company’s common shares as a result of the Initial Order granted to the Company under the CCAA and related order in the United States.

Additionally, on March 19, 2021, the Company announced that the Court had, among other things, extended the Company’s protection under the CCAA to June 4, 2021. The Court also approved a support agreement between Just Energy and its existing senior lenders under the Company’s credit facility. The Company’s largest commodity suppliers remain in support of the Company.

On March 22, 2021, the Company announced that it had given notice to the NYSE that the Company will not appeal the previously announced recommendation by NYSE staff that the Company be delisted after receiving creditor protection under the CCAA from the Court and under Chapter 15 in the United States. As a result, the Company’s common shares were immediately suspended from trading on the NYSE. The NYSE proceeded to file a delisting application with the Securities and Exchange Commission.

Just Energy also announced that it has applied to the TSX-V to list the Company’s common shares. While the Company anticipates that its application with the TSX-V will be processed within 30 to 60 days, there is no guarantee that the TSX-V will approve the listing.

On March 23, 2021, Just Energy announced that its common shares will commence trading on the OTC Pink Market as of March 23, 2021 under the ticker symbol “JENGQ”.

The changes to the markets on which the Company’s common shares trade do not impact the Company’s continued business operations or services to its customers across North America.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

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Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information, please contact Michael Carter, Chief Financial Officer at (214) 724-8662.

Item 9 – Date of Report:

March 26, 2021

FORWARD-LOOKING STATEMENTS

This material change report may contain forward-looking statements, including statements with respect to: continuing operations without interruption; the winding down of the Company’s German operations; and the TSX-V application and the timing thereof. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA and Chapter 15 of the Bankruptcy Code in the United States; the outcome of any invoice dispute with the Electric Reliability Council of Texas (“ERCOT”); the outcome of any legislative actions; the outcome of potential litigation in connection with the unprecedented cold weather in Texas in February (the “Weather Event”); the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.